[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 11, 2020

VIA EDGAR AND FEDERAL EXPRESS

Ms. Julie Griffith

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	SelectQuote, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted January 15, 2020
CIK No. 0001794783

Dear Ms. Griffith:

On behalf of SelectQuote, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated January 22, 2020 relating to the above-referenced submission (the “Confidential Submission”). The Company is concurrently confidentially submitting Amendment No. 2 to the above-captioned Confidential Submission (“Amendment No. 2”) via EDGAR, and five courtesy copies of Amendment No. 2 marked to show changes to the Confidential Submission are being sent to the Staff under separate cover.

For the convenience of the Staff, the Staff’s comment is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. All page references in the responses set forth below refer to pages of Amendment No. 2.

Risk Factors, page 35

1.

We note your response to comment 11. Please revise your disclosure to include, if true, the information that the provision does not apply to actions arising under the Securities Act or the Exchange act, even when such action is subject to concurrent jurisdiction.

Response: In response to the Staff’s comment, page 46 of Amendment No. 2 has been revised to address the Staff’s comment.

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Ms. Julie Griffith

February 11, 2020

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1396.

Very truly yours,

/s/ Mark F. Veblen
Mark F. Veblen

Enclosure

cc:	Tim Danker (SelectQuote, Inc.)
Raffaele Sadun (SelectQuote, Inc.)
Daniel A. Boulware, Esq. (SelectQuote, Inc.)
Jonathan L. Freedman, Esq. (Sidley Austin LLP)
Samir A. Gandhi, Esq. (Sidley Austin LLP)